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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                                                  Commission File Number 1-13894

                           NOTIFICATION OF LATE FILING

         (Check One): [  ] Form 10-K   [  ] Form 11-K  [  ] Form 20-F
                      [ X] Form 10-Q   [  ] Form N-SAR

         For Period Ended: June 30, 2000

[  ] Transition Report on Form 10-K:        [  ] Transition Report on Form 10-Q
[  ] Transition Report on Form 20-F:        [  ] Transition Report on Form N-SAR
[  ] Transition Report on Form 11-K

         For Transition Period Ended:__________________________________________

         Read attached instruction sheet before preparing form. Please print or type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:________________________

_______________________________________________________________________________

                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant________________TRANSPRO, INC._________________________

Former name if applicable
_______________________________________________________________________________

Address of principal executive office (Street and number)

______________________________________100 GANDO DRIVE___________________________
City, state and zip code_____________NEW HAVEN CT 06513_________________________

                                     PART II
                            RULE 12-b 25(b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

             (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

             (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
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                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filled within the prescribed time period. (Attach extra sheets if needed).

         THE REGISTRANT HAS FAILED TO COMPLY WITH CERTAIN FINANCIAL COVENANTS FOR THE THREE MONTH PERIOD ENDED JUNE 30, 2000 WITH RESPECT TO ITS REVOLVING CREDIT AGREEMENT AND IS CURRENTLY NEGOTIATING WITH ITS LENDING INSTITUTIONS TO OBTAIN A FORBEARANCE OR OTHER WAIVER OF THE VIOLATIONS. ACCORDINGLY, THE REGISTRANT IS CURRENTLY UNABLE TO DETERMINE THE PROPER CLASSIFICATION OF ITS BORROWINGS UNDER THE REVOLVING CREDIT AGREEMENT IN ITS CONDENSED CONSOLIDATED FINANCIAL STATEMENTS.


                                     PART IV
                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification

TIMOTHY E. COYNE                        (203)                      401-6452
     (Name)                           (Area Code)             (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                  [X] Yes [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                  [ ] Yes [X] No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                 TRANSPRO, INC.
                  (Name of Registrant as Specified in Charter)



Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date  August 14, 2000                    By /s/ Timothy E. Coyne
                                         -------------------------
                                         Vice President, Treasurer, Secretary
                                         Controller and Cheif Financial
                                         officer (Principal Financial and
                                         Accounting Officier)